UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): November 7, 2022

NORTHVIEW ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

delaware	001-41177	86-3437271
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

207 WEST 25TH ST., 9TH FLOOR

NEW YORK, NY 10001

(Address of principal executive offices and zip code)

(212) 494-9022

(Registrant’s telephone number, including area code)

(Former name or former address, if changed from last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Shares of common stock, par value $0.0001 per share	NVAC	The NASDAQ Stock Market LLC
Rights, each entitling the holder to receive one-tenth of one share of common stock	NVACR	The NASDAQ Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per whole share	NVACW	The NASDAQ Stock Market LLC

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On November 7, 2022, NorthView Acquisition Corp., a Delaware corporation (“NorthView”), entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), by and among NorthView, NV Profusa Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NorthView (“Merger Sub”), and Profusa, Inc., a California corporation (“Profusa”).

The Merger Agreement and the transactions contemplated thereby were approved by the boards of directors of each of NorthView, Merger Sub, and Profusa.

The Business Combination

The Merger Agreement provides that, among other things, at the closing (the “Closing”) of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Profusa (the “Merger”), with Profusa surviving as a wholly-owned subsidiary of NorthView. In connection with the Merger, NorthView will change its name to “Profusa, Inc.” The Merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”

The Business Combination is expected to close in the first quarter of 2023, subject to customary closing conditions, including the satisfaction of the minimum available cash condition, the receipt of certain governmental approvals and the required approval by the stockholders of NorthView and Profusa.

Business Combination Consideration

The aggregate consideration to be received by the Profusa stockholders is based on a pre-transaction equity value of $155,000,000. In accordance with the terms and subject to the conditions of the Merger Agreement, immediately prior to the effective time, each share of issued and outstanding Profusa preferred stock, par value $0.01, shall be converted into a number of shares of Profusa common stock, par value $0.01 (“Profusa Common Stock”). At the effective time of the Merger, (i) each share of issued and outstanding Profusa Common Stock shall be converted into a number of shares of NorthView common stock, par value $0.0001 (“NorthView Common Stock”), based on the Exchange Ratio described below, (ii) each option to purchase Profusa Common Stock shall be converted into an option to purchase NorthView Common Stock at the Exchange Ratio, and (iii) each warrant to purchase Profusa Common Stock shall be converted into a warrant to purchase NorthView Common Stock at the Warrant Ratio (defined the Merger Agreement). The Exchange Ratio will be equal to (a) $155,000,000, divided by an assumed value of NorthView Common Stock of $10.00 per share.

Subject to certain future revenue and stock-price based milestones, Profusa stockholders will have the right to receive an aggregate of up to an additional 3,875,000 shares NorthView Common Stock (the “Earnout Shares”). One-quarter of the Earnout Shares will be issued if, between the 18-month anniversary and the two year anniversary of the Closing, the combined company’s common stock achieves a daily volume weighted average market price of at least $12.50 per share for any 20 trading days within a 30 consecutive trading day period (“Milestone Event I”). One-quarter of the Earnout Shares will be issued if, between the first and second anniversary of the Closing, the combined company’s common stock achieves a daily volume weighted average market price of at least $14.50 per share for a similar number of days (“Milestone Event II”). One-quarter of the Earnout Shares will be issued if the combined company achieves at least $5,100,000 in revenue or $73,100,000 in revenue in fiscal years 2023 or 2024, respectively (or up to one-half of the Earnout Shares if both milestones are achieved). The 30 consecutive trading day periods used to satisfy Milestone Event I and Milestone Event II may not overlap; if both Milestone Event I and Milestone Event II would be satisfied using the same 30 consecutive trading day period, Milestone Event II will be deemed satisfied.

Additionally, if Milestone Event I or Milestone Event II are achieved by the second anniversary of the Closing, NorthView’s sponsor, NorthView Sponsor I, LLC (the “Sponsor”), and Profusa stockholders, will be issued additional shares up to the amount of any shares forgone as an inducement to obtaining Additional Financings (as defined in the Merger Agreement).

Governance

The parties have agreed to take actions such that, effective immediately after the Closing of the Business Combination, NorthView’s board of directors shall consist of five to seven directors, consisting of one NorthView designee, three Profusa designees and the chief executive officer of the combined company, and up to two additional directors to be mutually agreed upon by the parties. Additionally, certain current Profusa management personnel will become officers of NorthView.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including, among others, covenants providing for (i) certain limitations on the operation of the parties’ respective businesses prior to consummation of the Business Combination, (ii) the parties’ efforts to satisfy conditions to consummation of the Business Combination, including by obtaining necessary approvals from governmental agencies (including U.S. federal antitrust authorities and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”)), and (iii) NorthView preparing and filing a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) and taking certain other actions to obtain the requisite approval of NorthView’s stockholders to vote in favor of certain matters, including the adoption of the Merger Agreement and approval of the Business Combination, at a special meeting to be called for the approval of such matters.

In addition, NorthView has agreed to adopt an equity incentive plan, as described in the Merger Agreement.

Conditions to Each Party’s Obligations

The obligations of NorthView and Profusa to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of NorthView’s stockholders, (iii) the approval of Profusa’s stockholders, and (iv) NorthView’s Form S-4 registration statement becoming effective.

In addition, the obligations of NorthView and Merger Sub to consummate the Business Combination are also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of Profusa being true and correct to the standards applicable to such representations and warranties and each of the covenants of Profusa having been performed or complied with in all material respects, (ii) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination; and (iii) no Material Adverse Effect (as defined in the Merger Agreement) having occurred.

The obligation of Profusa to consummate the Business Combination is also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of NorthView and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of NorthView and Merger Sub having been performed or complied with in all material respects, (ii) the shares of NorthView Common Stock issuable in connection with the Business Combination being listed on the Nasdaq Stock Market, and (iii) NorthView having cash on hand (inclusive of proceeds from certain permitted financings) of at least $15,000,000 (after deducting any amounts paid to NorthView stockholders that exercise their redemption rights in connection with the Business Combination and net of certain transaction expenses incurred or subject to reimbursement by the Sponsor). If NorthView’s cash on hand is less than $15,000,000, (a) after the NorthView stockholder meeting to approve the Business Combination, NorthView may sell additional shares of NorthView Common Stock to investors, and (b) after the deadline for NorthView stockholders to elect to redeem their NorthView Common Stock in connection with the Business Combination, NorthView may, with the consent of Profusa, enter into agreements incentivizing redeeming stockholders to unwind their election to redeem. The Sponsor has agreed to forfeit up to 1,040,000 of its shares of NorthView Common Stock to allow NorthView to offer shares in connection with any such incentive agreements.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to, (i) by mutual written consent of NorthView and Profusa, (ii) by NorthView, on the one hand, or Profusa, on the other hand, if there is any breach of the representations, warranties, covenant or agreement of the other party as set forth in the Merger Agreement, in each case, such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by either NorthView or Profusa if the Business Combination is not consummated by September 21, 2023, provided the failure to close by such date is not due to a breach by the terminating party, (iv) by either NorthView or Profusa if a meeting of NorthView’s stockholders is held to vote on proposals relating to the Business Combination and the stockholders do not approve the proposals, and (v) by NorthView if the Profusa stockholders do not approve the Merger Agreement.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. NorthView does not believe that these schedules contain information that is material to an investment decision.

Profusa Support Agreement

In accordance with the Merger Agreement, within twenty-hours following the execution of the Merger Agreement, certain stockholders of Profusa representing the requisite votes necessary to approve the Merger Agreement are expected to enter into support agreements (the “Stockholder Support Agreement”) with NorthView and Profusa, pursuant to which each such holder will agree to (i) vote all of its Profusa shares held of record in favor of the approving and adopting the Merger Agreement at any meeting of the stockholders of Profusa, (ii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the form of Stockholder Support Agreement.

Additionally, in connection with the Stockholder Support Agreement, those certain Profusa stockholders receving shares of NorthView Common Stock in connection with the Business Combination have agreed to be prohibited from selling or transferring their shares of NorthView Common Stock for a certain periods following the Closing (the “Lock-Up”). The applicable Lock-Up periods are (i) six months for 25% of the Lock-Up Shares (as defined in the Stockholder Support Agreement), (ii) nine months for 25% of the Lock-Up Shares, and (iii) one year for 50% of the Lock-Up shares.

The foregoing description of the Stockholder Support Agreement is subject to and qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement, a copy of which is included as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

NorthView Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, NorthView, Profusa, and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of NorthView all of its shares of NorthView Common Stock held of record or thereafter acquired in favor of the proposals relating to the Business Combination, (ii) not redeem any of its shares of NorthView Common Stock in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.

The foregoing description of the Sponsor Support Agreement is subject to and qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Sponsor Lock-Up

Following the execution of the Merger Agreement, the Sponsor will enter into a lock-up agreement (the “Lock-Up Agreement”) with NorthView, Sponsor will be subject to the Lock-Up terms (the “Sponsor Lock-Up”).

The foregoing description of the Sponsor Lock-Up is subject to and qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Registration Rights Agreements

Following the execution of the Merger Agreement, NorthView, the Sponsor, I-Bankers Securities Inc., Dawson James Securities, Inc. (who, together with I-Bankers, acted as underwriters in NorthView’s initial public offering), certain holders of shares of Profusa, and certain holders of Convertible Company Notes (as defined in the Merger Agreement) receiving shares of NorthView Common Stock in connection with the Business Combination will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which will amend the terms of the Registration Rights Agreement entered into by NorthView and the Sponsor on December 20, 2021 and pursuant to which NorthView will be obligated to file a registration statement to register the resale of certain securities of NorthView held by such holders. The Registration Rights Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of the form Registration Rights Agreement, a copy of which is attached hereto as Exhibits 10.4, and the terms of which are incorporated herein by reference.

Amendment to Business Combination Marketing Agreement and Engagement Letter

NorthView previously engaged I-Bankers as an advisor to assist in holding meetings to discuss the potential business combination and the target business’ attributes, introduce NorthView to potential investors that are interested providing funding in connection with a Business Combination, assist NorthView in obtaining stockholder approval for such business combination and assist NorthView with its press releases and public filings in connection with such business combination (the “Business Combination Marketing Agreement”). In connection with such engagement, NorthView agreed to pay IBS a cash fee (the “Business Combination Fee”) for such services upon the consummation of a business combination in an amount equal to 3.5% of the gross proceeds of its initial public offering (exclusive of any applicable finders’ fees which might become payable). NorthView had also previously entered into an engagement letter (the “Engagement Letter”) contemplating the Business Combination Fee.

In connection with the Business Combination, NorthView and I-Bankers amended the Business Combination Marketing Agreement and the Engagement Letter to revise a portion of the Business Combination Fee to be payable in NorthView securities rather than cash, with such securities to be subject to similar lock-up provisions as described above.

A copy of the Omnibus Amendment to I-Bankers Fee Agreements is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference, and the foregoing description of such agreement is qualified in its entirety by reference thereto.

Item 7.01. Regulation FD Disclosure.

On November 7, 2022, NorthView and Profusa issued a joint press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that NorthView and Profusa have prepared for use in connection with the announcement of the Business Combination.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 of Form 8-K and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

This Current Report relates to a proposed business combination transaction among NorthView and Profusa pursuant to which Profusa would become a wholly-owned subsidiary of NorthView, and NorthView would be renamed Profusa, Inc. In connection with the proposed transaction, NorthView intends to file with the SEC a registration statement/proxy statement on Form S-4 that will that also will constitute a prospectus of NorthView with respect to the NorthView Common Stock to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be delivered to NorthView’s stockholders. NorthView may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by NorthView through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NorthView will be available free of charge at NorthView Acquisition Corp., 207 West 25th St, 9th Floor, New York, NY 10001, attention: Fred Knechtel.

Participants in the Solicitation

NorthView and its directors and executive officers are participants in the solicitation of proxies from the stockholders of NorthView in respect of the proposed transaction. Information about NorthView’s directors and executive officers and their ownership of NorthView Common Stock is set forth in NorthView’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 18, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This Current Report contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the success and customer acceptance of Profusa’s product and service offerings, and other aspects of Profusa’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Profusa’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Profusa’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of NorthView and Profusa believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of NorthView and Profusa caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed transaction, which is expected to be filed by NorthView with the SEC and other documents filed by NorthView or Profusa from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither NorthView nor Profusa can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from NorthView’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by NorthView’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for NorthView’s initial public offering filed with the SEC on December 22, 2021 and in its subsequent annual and quarterly reports on Forms 10-K and 10-Q, respectively, and other filings with the SEC. There may be additional risks that neither NorthView nor Profusa presently know or that NorthView and Profusa currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by NorthView, Profusa, their respective directors, officers or employees or any other person that NorthView and Profusa will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this current report represent the views of NorthView and Profusa as of the date of this filing. Subsequent events and developments may cause those views to change. However, while NorthView and Profusa may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of NorthView or Profusa as of any date subsequent to the date of this communication.

No Offer or Solicitation

This Current Report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that NorthView may file with the SEC or send to NorthView’s or Profusa’s stockholders in connection with the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1†	Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, by and among NorthView, NV Profusa Merger Sub, Inc. and Profusa, Inc.
10.1	Form of Stockholder Support Agreement.
10.2	Sponsor Support Agreement.
10.3	Form of Lock-Up Agreement.
10.4	Form of Amended and Restated Registration Rights Agreement
10.5	Omnibus Amendment to I-Bankers Fee Agreements
99.1	Press Release dated November 7, 2022.
99.2	Investor Presentation dated November 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHVIEW ACQUISITION CORP.

Dated: November 10, 2022	By:	/s/ Jack Stover
	Name:	Jack Stover
	Title:	Chief Executive Officer